

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Brendan Brennan
Chief Financial Officer
ICON PLC
South County Business Park
Leopardstown
Dublin 18, D18 X5R3, Ireland

> **Re: ICON PLC**
> **Form 20-F for the Year Ended December 31, 2021**
> **Response dated September 1, 2022**
> **File No. 333-08704**

Dear Mr. Brennan:

We have reviewed your September 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2022 letter.

Response dated September 1, 2022

Form 20-F for the Year Ended December 31, 2021
Notes to the Consolidated Financial Statements
Note 17. Disaggregation of Revenue, page 146

1. Refer to comment 5. You state each service disclosed in Note 2c represents the same service of outsourced services to the biopharmaceutical industry. However, it appears the underlying nature of each service differs, particularly in regard to the basis upon which progress is measured, how the transaction price is determined, the duration of the services and the deliverable. Please explain to us in greater detail how your current disclosure satisfies the requirements of ASC 606-10-50.

2.   In connection with the above comment, please explain to us and disclose as appropriate what revenue disaggregated by customer profile represents and how this is useful information for your investors.

    You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services